SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTERSIL CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

46069S109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas C. Tokos

Sr. V.P., General Counsel, and Secretary

Intersil Corporation

1001 Murphy Ranch Road

Milpitas, CA 95035

(408) 432-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

Christopher G. Karras

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,236,484	$627

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the Issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 2,360,606 shares of the Issuer’s common stock and have an aggregate value of $11,236,484 as of October 2, 2009, calculated based on a binomial lattice model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Page
Item 1. Summary Term Sheet	2
Item 2. Subject Company Information	2
Item 3. Identity an Background of Filing Person	3
Item 4. Terms of the Transaction	3
Item 5. Past Contacts, Transactions, Negotiations and Agreements	3
Item 6. Purposes of the Transaction and Plans or Proposals	3
Item 7. Source and Amount of Funds or Other Consideration	4
Item 8. Interest in Securities of the Subject Company	4
Item 9. Persons/Assets, Retained, Employed, Compensated or Used	4
Item 10. Financial Statements	4
Item 11. Additional Information	5
Item 12. Exhibits	5
Item 13. Information Required by Schedule 13E-3	6
Signature	7
Exhibit Index	8
EX-99.(A)(1)(A)
EX-99.(A)(1)(B)
EX-99.(A)(1)(C)
EX-99.(A)(1)(D)
EX-99.(A)(1)(E)
EX-99.(A)(1)(F)
EX-99.(A)(1)(G)
EX-99.(A)(1)(H)
EX-99.(A)(1)(I)
EX-99.(A)(1)(J)
EX-99.(A)(1)(K)
EX-99.(A)(1)(L)
EX-99.(A)(1)(M)
EX-99.(A)(1)(N)

Item 1.	Summary Term Sheet.

The information set forth under Summary Term Sheet – Questions and Answers in the Offer to Exchange Certain Stock Options for New Stock Options, dated October 7, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Intersil Corporation, a Delaware corporation (the “Company” or “Intersil”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 1001 Murphy Ranch Road, Milpitas, California 95035, and the telephone number at that address is (408) 432-8888.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to “Eligible Employees” (as defined below), subject to specified conditions, to exchange some or all of their “Eligible Stock Options” (as defined below) for new stock options to purchase shares of the Company’s Class A Common Stock, par value $0.01 per share (the “Offer”). All new stock options will be granted under the Company’s 2008 Equity Compensation Plan, as amended and restated from time to time (the “2008 Plan”).

The Offer is being made only to Eligible Employees, which means any employee who meets all of the following criteria: (i) the employee is employed by Intersil (or one of its subsidiaries) in the U.S., China, Germany, Hong Kong, India, Japan, Malaysia, Singapore, South Korea, Taiwan or the United Kingdom; (ii) the employee remains employed by Intersil or one of its subsidiaries through the new stock option grant date; (iii) the employee is not an executive officer subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, a member of our Board of Directors or a consultant; and (iv) the employee holds Eligible Stock Options. Although the Company intends to include all international Eligible Employees in the countries listed above, the Company may exclude otherwise Eligible Employees located in such countries if, for any reason, it believes that their participation would be illegal, inadvisable or impractical. In addition, the Company reserves the right to withdraw the Offer in any jurisdiction.

The Offer is being made with respect to only the Eligible Stock Options held by Eligible Employees. An Eligible Stock Option is a stock option to purchase shares of the Company’s Class A Common Stock, par value $0.01 per share (“Common Stock”), that was granted under the 2008 Plan or the Company’s 1999 Equity Compensation Plan, as amended and restated from time to time (the “1999 Plan”), and in either case, that has an exercise price equal to or greater than $22.00 per share, but less than $36.00 per share.

The actual number of shares of Common Stock subject to the stock options to be exchanged in the Offer will depend on the number of shares of Common Stock subject to Eligible Stock Options surrendered by Eligible Employees and accepted for exchange. The Company is making the Offer upon the terms and subject to the conditions set forth in the Offer to Exchange, attached hereto as Exhibit 99.(a)(1)(A), and in the related Additional Terms of Election, attached hereto as Exhibit 99.(a)(1)(C).

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, General Information (Eligible Employees, Eligible Stock Options, Expiration Date, Etc.); Section 5, Acceptance and Cancellation of Eligible Stock Options; Granting of New Stock Options; Section 6, Terms of New Stock Options; Section 8, Price Range of Common Stock Underlying Eligible Stock Options; and Section 9, Source and Amount of Consideration, is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Price Range of Common Stock Underlying Eligible Stock Options, is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Offer to Exchange under The Exchange Offer: Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. The Company is both the filing person and the issuer.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, General Information (Eligible Employees, Eligible Stock Options, Expiration Date, Etc.); Section 3, Procedure for Participating in the Exchange Offer; Section 4, Withdrawal Rights; Procedure for Changing and Withdrawing Elections; Section 5, Acceptance and Cancellation of Eligible Stock Options; Granting of New Stock Options; Section 6, Terms of New Stock Options; Section 7, Conditions to Completion of the Exchange Offer; Section 9, Source and Amount of Consideration; Section 10, Information Concerning Intersil; Financial Information; Section 12, Status of Eligible Stock Options Acquired by Intersil in the Exchange Offer; Section 13, Accounting Consequences of the Exchange Offer; Section 14, Legal Matters; Regulatory Approvals; Section 15 Material U.S. Federal Income Tax Consequences; Section 16, Extension of the Exchange Offer; Termination; Amendment; and Schedules A-J, is incorporated herein by reference.

(b) Purchases.

Members of the Company’s Board of Directors, executive officers and consultants are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, General Information (Eligible Employees, Eligible Stock Options, Expiration Date, Etc.); and Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference. See also the equity compensation plans incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 5, Acceptance and Cancellation of Eligible Stock Options; Granting of New Stock Options; Section 6, Terms of New Stock Options; Section 12, Status of Eligible Stock Options Acquired by Intersil in the Exchange Offer; and Section 13, Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c) Plans.

Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 5, Acceptance and Cancellation of Eligible Stock Options; Granting of New Stock Options; Section 6, Terms of New Stock Options; Section 9, Source and Amount of Consideration; and Section 17, Fees and Expenses, is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Conditions to Completion of the Exchange Offer; and Section 14, Legal Matters; Regulatory Approvals, is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2009, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended July 3, 2009 and the financial information contained in the Offer to Exchange under The Exchange Offer: Section 10, Information Concerning Intersil; Financial Information; and Section 18, Additional Information, is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Exchange under Risk Factors and The Exchange Offer: Section 11, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(2) The information set forth in the Offer to Exchange under The Exchange Offer: Section 14, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3) The information set forth in the Offer to Exchange under The Exchange Offer: Section 14, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(4) The information set forth in the Offer to Exchange under The Exchange Offer: Section 14, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(5) The information set forth in the Offer to Exchange under The Exchange Offer: Section 14, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Document

(a)(1)(A)*	Offer to Exchange Eligible Stock Options for New Stock Options, dated October 7, 2009

(a)(1)(B)*	Email From David Bell to Employees Announcing the Exchange Offer

(a)(1)(C)*	Additional Terms of Election Document

(a)(1)(D)*	Paper Election Form

(a)(1)(E)*	Paper Election Confirmation

(a)(1)(F)*	Screen Shots of Exchange Offer Website

(a)(1)(G)*	Exchange Offer Expiration Reminder Notice

(a)(1)(H)*	Exchange Offer Expiration Final Reminder Notice

(a)(1)(I)*	Invitation to Eligible Employees to Attend Informational Sessions

(a)(1)(J)*	Calendar Invite to Eligible Employees to Attend Informational Sessions

(a)(1)(K)*	Location Specific Invitation to Eligible Employees to Attend Informational Sessions

(a)(1)(L)*	Reminder to Eligible Employees to Attend Informational Sessions

(a)(1)(M)*	PowerPoint Presentation to Eligible Employees

(a)(1)(N)*	Form of New Stock Option Award Notice and Agreement

(a)(5)(A)	Definitive Proxy Statement on Schedule 14A filed with the SEC on August 20, 2009 for Intersil Corporation’s Special Meeting of Shareholders held on October 6, 2009 is hereby incorporated by reference.

(d)(1)	Intersil Corporation 2008 Equity Compensation Plan, as amended and restated from time to time (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on August 20, 2009).

(d)(2)	Intersil Corporation 1999 Equity Compensation Plan, as amended and restated from time to time (incorporated by reference to Exhibit B to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 30, 2006).

*	Filed electronically herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INTERSIL CORPORATION

By:	/S/ THOMAS C. TOKOS
Thomas C. Tokos
Senior Vice President, General Counsel, and Secretary

Date: October 6, 2009

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)*	Offer to Exchange Eligible Stock Options for New Stock Options, dated October 7, 2009

(a)(1)(B)*	Email From David Bell to Employees Announcing the Exchange Offer

(a)(1)(C)*	Additional Terms of Election Document

(a)(1)(D)*	Paper Election Form

(a)(1)(E)*	Paper Election Confirmation

(a)(1)(F)*	Screen Shots of Exchange Offer Website

(a)(1)(G)*	Exchange Offer Expiration Reminder Notice

(a)(1)(H)*	Exchange Offer Expiration Final Reminder Notice

(a)(1)(I)*	Invitation to Eligible Employees to Attend Informational Sessions

(a)(1)(J)*	Calendar Invite to Eligible Employees to Attend Informational Sessions

(a)(1)(K)*	Location Specific Invitation to Eligible Employees to Attend Informational Sessions

(a)(1)(L)*	Reminder to Eligible Employees to Attend Informational Sessions

(a)(1)(M)*	PowerPoint Presentation to Eligible Employees

(a)(1)(N)*	Form of New Stock Option Award Notice and Agreement

(a)(5)(A)	Definitive Proxy Statement on Schedule 14A filed with the SEC on August 20, 2009 for Intersil Corporation’s Special Meeting of Shareholders held on October 6, 2009 is hereby incorporated by reference.

(d)(1)	Intersil Corporation 2008 Equity Compensation Plan, as amended and restated from time to time (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on August 20, 2009).

(d)(2)	Intersil Corporation 1999 Equity Compensation Plan, as amended and restated from time to time (incorporated by reference to Exhibit B to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 30, 2006).

*	Filed electronically herewith